# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DSC Holdings Ltd., CIK 0001966041
CUSIP: G2851N108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Dong, JINHUA, China (F4), 322100
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002137606

## Reporting persons
- Junhong Yao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 424,727,983; shared voting power 0; sole dispositive power 424,727,983; shared dispositive power 0; aggregate amount beneficially owned 424,727,983 (42.2% of the class)
  Comment: Notes to Rows 5, 7, and 9: Mr. Junhong Yao may be deemed to have beneficial ownership over (i) 109,469,909 Class B ordinary shares held of record by Binary Sky Limited, (ii) 221,822,694 Class B ordinary shares held of record by Cheche Group Limited, (iii) 89,229,380 Class A ordinary shares held of record by Crystal Gem Holdings Limited, and (iv) 4,206,000 Class A ordinary shares underlying equity awards held by Mr. Junhong Yao that have vested and are exercisable within 60 days as of June 30, 2026. Binary Sky Limited is 99% owned by Octonary Ocean Limited, which is in turn wholly owned by a discretionary trust for which TMF (Cayman) Ltd. acts as the trustee. Mr. Yao is the settlor and the first protector of such discretionary trust, retaining the investment and dispositive powers with respect to the assets of the trust. Mr. Yao and his family are the beneficiaries of the trust.
  
  Note to Row 11: Based on the sum of (i) a total of 1,001,449,847 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the initial public offering of the Issuer, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026, including 670,157,244 Class A ordinary shares and 331,292,603 Class B ordinary shares; and (ii) 4,206,000 Class A ordinary shares underlying equity awards held by Mr. Junhong Yao that have vested and are exercisable within 60 days as of June 30, 2026. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Binary Sky Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 420,521,983; shared voting power 0; sole dispositive power 420,521,983; shared dispositive power 0; aggregate amount beneficially owned 420,521,983 (42% of the class)
  Comment: Notes to Rows 5, 7, and 9: This represents (i) 109,469,909 Class B ordinary shares held of record by Binary Sky Limited, (ii) 221,822,694 Class B ordinary shares held of record by Cheche Group Limited, and (iii) 89,229,380 Class A ordinary shares held of record by Crystal Gem Holdings Limited. Both of Cheche Group Limited and Crystal Gem Holdings Limited are ultimately controlled by Binary Sky Limited.
  
  Note to Row 11: Based on a total of 1,001,449,847 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the offering of the Issuer, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026, including 670,157,244 Class A ordinary shares and 331,292,603 Class B ordinary shares.
  
  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Cheche Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 311,052,074; shared voting power 0; sole dispositive power 311,052,074; shared dispositive power 0; aggregate amount beneficially owned 311,052,074 (34.9% of the class)
  Comment: Notes to Rows 5, 7, and 9: This represents 221,822,694 Class B ordinary shares held of record by Cheche Group Limited and 89,229,380 Class A ordinary shares held of record by Crystal Gem Holdings Limited. Crystal Gem Holdings Limited is ultimately controlled by Cheche Group Limited.
  
  Note to Row 11: Based on a total of 891,979,938 ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the initial public offering of the Issuer, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026, including 670,157,244 Class A ordinary shares and 221,822,694 Class B ordinary shares held of record by Cheche Group Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Crystal Gem Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 89,229,380; shared voting power 0; sole dispositive power 89,229,380; shared dispositive power 0; aggregate amount beneficially owned 89,229,380 (13.3% of the class)
  Comment: Notes to Rows 5, 7, and 9: This represents 89,229,380 Class A ordinary shares held of record by Crystal Gem Holdings Limited as of June 30, 2026.
  
  Note to Row 11: Based on 670,157,244 Class A ordinary shares issued and outstanding on an as-converted basis immediately after the completion of the initial public offering of the Issuer, as reported in the registrant's prospectus on Form 424B4 filed with the Securities Exchange Commission on June 26, 2026.

## Item 1. Issuer
Name of issuer: DSC Holdings Ltd.
Address of issuer's principal executive offices: No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Dongyang, Jinhua City, Zhejiang Province, China

## Item 2. Person Filing
Name of person filing:
Mr. Junhong Yao
Binary Sky Limited
Cheche Group Limited
Crystal Gem Holdings Limited

This Schedule 13G is being filed jointly by Mr. Junhong Yao, Binary Sky Limited, Cheche Group Limited and Crystal Gem Holdings Limited (collectively, the "Reporting Persons"). Pursuant to the Joint Filing Agreement filed with this Schedule 13G as Exhibit 99.1, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of Mr. Junhong Yao is No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Dongyang, Jinhua City, Zhejiang Province, China.

The registered address of Binary Sky Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The registered address of Cheche Group Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The registered address of Crystal Gem Holdings Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
Citizenship:
Mr. Junhong Yao: People's Republic of China

Binary Sky Limited: British Virgin Islands

Cheche Group Limited: British Virgin Islands

Crystal Gem Holdings Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by this item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Junhong Yao: /s/ Junhong Yao, Junhong Yao (08/14/2026)
- Binary Sky Limited: /s/ Junhong Yao, Junhong Yao/Director (08/14/2026)
- Cheche Group Limited: /s/ Junhong Yao, Junhong Yao/Director (08/14/2026)
- Crystal Gem Holdings Limited: /s/ Junhong Yao, Junhong Yao/Director (08/14/2026)